UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

authID INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

46264C 206

(CUSIP Number)

May 26, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐	Rule 13d-1(b)

b.	☒	Rule 13d-1(c)

c.	☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46264C 206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Philip R. Broenniman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,141,543(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,141,543 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,141,543 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1%
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes: (i) 505,769 shares of common stock, (ii) 3,671,057 shares of common stock held by VCFLP (as defined below), (iii) 388,744 shares of common stock issuable upon exercise of Stock Options at an exercise price of $7.20 exercisable until May 5, 2031, (iv) 555,556 shares of common stock issuable upon exercise of Stock Options at an exercise price of $2.10 exercisable until May 22, 2025, (v) 11,667 shares of common stock issuable upon exercise of Warrants at an exercise price of $4.95 exercisable until August 15, 2023, and (vi) 8,750 shares of common stock issuable upon exercise of Warrants at an exercise price of $2.64 exercisable until June 23, 2024. The above percent of common stock is based on 62,780,915 shares of common stock outstanding as of May 23, 2023 as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on May 25, 2023. Mr. Broenniman is the Managing Partner of Varana Capital, LLC (“Varana Capital”), which, in turn, is the investment manager of and has dispositive control over the shares held by Varana Capital Focused, LP (“VCFLP”). By virtue of these relationships, in addition to the shares he holds personally, Mr. Broenniman may be deemed to beneficially own the shares held by VCFLP.

Item 1.	(a)	Name of Issuer

authID Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices
1385 S. Colorado Blvd. Building A, Suite 322 Denver, Colorado 80222

Item 2.	(a)	Name of Person Filing

Philip R. Broenniman

	(b)	Address of Principal Business Office or, if none, Residence

3141 Walnut St Suite 203B, Denver, CO 80205

	(c)	Citizenship

USA

	(d)	Title of Class of Securities

Common stock, $0.0001 par value per share, of the Issuer (the “Common Stock”), Common Stock Purchase Options to acquire Common Stock and Warrant to acquire Common Stock.

	(e)	CUSIP Number

46264C 206

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 5,141,543 (1)

(b)	Percent of class: 8.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 5,141,543 (1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,141,543 (1)

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)	Includes: (i) 505,769 shares of common stock, (ii) 3,671,057 shares of common stock held by VCFLP (as defined below), (iii) 388,744 shares of common stock issuable upon exercise of Stock Options at an exercise price of $7.20 exercisable until May 5, 2031, (iv) 555,556 shares of common stock issuable upon exercise of Stock Options at an exercise price of $2.10 exercisable until May 22, 2025, (v) 11,667 shares of common stock issuable upon exercise of Warrants at an exercise price of $4.95 exercisable until August 15, 2023, and (vi) 8,750 shares of common stock issuable upon exercise of Warrants at an exercise price of $2.64 exercisable until June 23, 2024. The above percent of common stock is based on 62,780,915 shares of common stock outstanding as of May 23, 2023 as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on May 25, 2023. Mr. Broenniman is the Managing Partner of Varana Capital, LLC (“Varana Capital”), which, in turn, is the investment manager of and has dispositive control over the shares held by Varana Capital Focused, LP (“VCFLP”). By virtue of these relationships, in addition to the shares he holds personally, Mr. Broenniman may be deemed to beneficially own the shares held by VCFLP.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2023	/s/ Philip R. Broenniman
Philip R. Broenniman